UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Evolution Petroleum Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30049A107

(CUSIP Number)

September 10, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63887P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert S. Herlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United State of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power (1) 2,952,293

	6.	Shared Voting Power

	7.	Sole Dispositive Power (1) 2,952,293

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 2,952,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row 10.2%

12.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes (i) 1,111,337 shares directly held by Mr. Herlin; (ii) 144,400 shares of restricted stock directly held by Mr. Herlin; (iii) up to 1,009,056 shares of our common stock issuable upon exercise of options currently exercisable (or exercisable within 60 days of September 10, 2010); and (iv) 687,500 shares of our common stock issuable upon exercise of warrants currently exercisable. The total does not include up to 118,154 shares of our common stock issuable upon the exercise of options not exercisable within 60 days of September 10, 2010.

Item 1.
	(a)	Name of Issuer: Evolution Petroleum Corporation, a Nevada corporation (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices: 2500 City West Blvd. Suite 1300 Houston, TX 77042

Item 2.
	(a)	Name of Person Filing: This statement is filed by Robert S. Herlin
	(b)	Business Address: The address of Mr. Herlin is: Robert S. Herlin c/o Evolution Petroleum Corporation 2500 City West Blvd. Suite 1300 Houston, TX 77042
	(c)	Citizenship: Mr. Herlin is a citizen of the United States.
	(d)	Title of Class of Securities: Common Stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number: 30049A107

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).
Not Applicable

Item 4.	Ownership.
The percentages used herein are calculated based on 27,441,674 of Common Stock issued and outstanding as of September 10, 2010.

Robert S. Herlin
(a) Amount beneficially owned: 2,952,293
(b) Percent of class: 10.2%
(c) Number of shares as to which Robert S. Herlin has:
(i) Sole power to vote or to direct the vote is 2,952,293 SEE FOOTNOTE 1 ON PAGE 2
(ii) Shared power to vote or to direct the vote is -0-
(iii) Sole power to dispose or to direct the disposition of is 2,952,293 SEE FOOTNOTE 1 ON PAGE 2
(iv) Shared power to dispose or to direct the disposition of is -0-.

Item 5.	Ownership of Five Percent or Less of a Class
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

(a)   By signing below I certify that, to the best of my knowledge and belief, the securities b) referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not ( held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2010
/s/ Robert S. Herlin
Robert S. Herlin